FORM 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check this box if no longer          OMB Approval
subject to Section 16.  Form 4 or       OMB Number - 3235-0287
Form 5 obligations may continue.        Expires: December 31, 2001
See Instruction 1(b)                    Estimated average burden hours per
                                             response - 0.5


1.       Name and Address of Reporting Person*

         Icahn             Carl             C.
         (Last)            (First)          (Middle)

         c/o Icahn Associates Corp.
         767 Fifth Avenue, Suite 4700
                        (Street)

         New York                  New York             10153
         (City)                    (State)


2.       Issuer Name and Ticker or Trading Symbol

             Transtexas Gas Corporation (TTXG)


3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for September 16, 2002
             (Month/Date/Year)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

o        If the form is filed by more than one reporting person, see Instruction
         4(b)(v).

5.       If Amendment, Date of Original
                           (Month/Year)


6.       Relationship of Reporting Person to Issuer
                           (Check all applicable)

______ Director                  x       10% Owner
______ Officer               ________    Other (specify below)
  (give title below)


7.       Individual or Joint/Group Filing (check applicable line)
         _____ Form filed by One Reporting Person
           x   Form Filed by More than One Reporting Person



Table I (A) - Non-Derivative Securities Acquired, Disposed of, or Beneficially
   Owned


1.       Title of Security
              (Instr. 3)

         Class A Common Stock


2.       Transaction Date
         (Month/Day/Year)

         9/16/02


3.       Transaction Code (Instr. 8)

         Code                       J


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount          (A) or (D)                Price
         20,274,730        A                       See Explanation

5.       Amount of Securities Beneficially Owned at End of Transaction
                        (Instr. 3 and 4)

                           20,604,428


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                                I


7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                  See Explanation


         Table I (B) - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security
              (Instr. 3)

         Senior Preferred Stock


2.       Transaction Date
         (Month/Day/Year)

         9/16/02


3.       Transaction Code (Instr. 8)

         Code                       J


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount              (A) or (D)                   Price
          56,374,872              D                  See Explanation

5.       Amount of Securities Beneficially Owned at End of Transaction
                                    (Instr. 3 and 4)

                           56,374,872


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                                    I


7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                       See Explanation

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1.       Title of Derivative Security
                  (Instr. 3)



2.       Conversion of Exercise Price of Derivative Security



3.       Transaction Date
         (Month/Day/Year)



4.       Transaction Code
              (Instr. 8)

         Code


5.       Number of Derivative Securities Acquired (A) or Disposed of (D)
                           (Instr. 3, 4 and 5)

                          (A)                                        (D)


6.       Date Exercisable and Expiration Date
                  (Month/Day/Year)

             Date Exercisable                            Expiration Date


7.       Title and Amount of Underlying Securities
                  (Instr. 3 and 4)

                  Title                              Amount or Number of Shares


8.       Price of Derivative Security
                  (Instr. 5)

9.      Number of Derivative Securities Beneficially Owned at End of Transaction
                           (Instr. 4)



10.     Ownership Form of Derivatives Security: Direct (D) or Indirect (I)
                                    (Instr. 4)



11.     Nature of Indirect Beneficial Ownership
                  (Instr. 4)



Explanation  of  Responses:
Prior to the mandatory conversion described below, High River Limited Partnership ("High River") directly owned 112,749,744 shares of Senior Preferred Stock, 36,053,860 of which shares were acquired by reason of pay-in-kind dividends accruing on the 76,695,884 shares of Senior Preferred Stock owned by High River since April 28, 2000. On September 16, 2002, each two shares of Senior Preferred Stock were mandatorily converted into one share of new Senior Preferred Stock and into .35964127 shares of Class A Common Stock in accordance with the terms of the certificate of designation for the Senior Preferred Stock. As general partner of High River, Barberry Corp. ("Barberry") may be deemed to beneficially own the 20,604,428 shares of Common Stock and the 56,374,872 shares of Senior Preferred Stock as to which High River possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of 100% interest in Barberry, be deemed to beneficially own the 20,604,428 shares of Common Stock and the 56,374,872 shares of Senior Preferred Stock as to which High River possesses direct beneficial ownership. Each of Mr. Icahn and Barberry disclaim beneficial ownership of such shares that High River directly beneficially owns for all other purposes.

              /s/ Carl C. Icahn                          September 18, 2002
              **Signature of Reporting Person             Date
              Carl C. Icahn

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                  Page 2 of 4

    [Signature Page to Form 4 of Carl C. Icahn and affiliates for Transtexas
                              (September 16, 2002)]

                             JOINT FILER INFORMATION



Name:             High River Limited Partnership

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Transtexas Gas Corporation

Statement
for:              September 16, 2002

Signature:        Barberry Corp., as General Partner



       By: /s/ Robert J. Mitchell
           Name: Robert J. Mitchell
           Title:   Authorized Signatory


                                                                    Page 3 of 4



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                             JOINT FILER INFORMATION



Name:             Barberry Corp.

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Transtexas Gas Corporation

Statement
for:              September 16, 2002

Signature:        Barberry Corp.



       By:  /s/ Robert J. Mitchell
           Name: Robert J. Mitchell
           Title:   Authorized Signatory

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